UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Santander

BR GAAP - RESULTS

2014 BR GAAP – EARNINGS RELEASE

February 3rd, 2015

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
sTRATEGY	05
recent EVENTS	06
EXECUTIVE SUMMARY	07
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	8
BALANCE SHEET	12
OUr shares	20
Ratings	21
RISK MANAGEMENT AND CORPORATE GOVERNANCE	22
ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	25
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	28

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The table below shows the managerial results. The reconciliation with the accounting results is shown on pages 28 and 29. It is worth noting that, as mentioned in 3Q14, the Financial Statements started to include GetNet‘s results. For the 3Q14, this impact in the income statements only refers to two months.

MANAGERIAL¹ ANALYSIS - BR GAAP	2014	2013	Var.	4Q14	3Q14	Var.
			2014x2013			4Q14x3Q14

RESULTS (R$ million)
Net interest income	27,649	29,827	-7.3%	6,983	6,980	0.0%
Fee and commission income	11,058	10,674	3.6%	2,977	2,765	7.7%
Allowance for loan losses	(9,392)	(11,720)	-19.9%	(2,128)	(2,466)	-13.7%
General Expenses²	(16,749)	(16,297)	2.8%	(4,440)	(4,303)	3.2%
Managerial net profit³	5,850	5,744	1.8%	1,521	1,464	3.9%
Accounting net profit	2,161	2,107	2.6%	578	537	7.7%

BALANCE SHEET (R$ million)
Total assets	589,956	485,866	21.4%	589,956	514,938	14.6%
Securities	132,271	78,146	69.3%	132,271	102,175	29.5%
Loan portfolio	245,514	227,482	7.9%	245,514	234,516	4.7%
Individuals	78,292	75,254	4.0%	78,292	76,683	2.1%
Consumer finance	36,756	37,849	-2.9%	36,756	36,530	0.6%
Small and Medium Enterprises	31,767	33,712	-5.8%	31,767	31,024	2.4%
Corporate	98,699	80,667	22.4%	98,699	90,279	9.3%
Expanded Credit Portfolio[4]	310,593	279,828	11.0%	310,593	293,138	6.0%
Funding from Clients[5]	251,714	222,067	13.4%	251,714	243,181	3.5%
Equity[6]	50,453	53,446	-5.6%	50,453	50,496	-0.1%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.5%	11.0%	0.5 p.p.	12.1%	11.6%	0.5 p.p.
Return on average asset excluding goodwill[6] - annualized	1.2%	1.3%	-0.1 p.p.	1.1%	1.2%	-0.1 p.p.
Efficiency Ratio[7]	50.8%	47.5%	3.2 p.p.	53.6%	50.6%	2.9 p.p.
Recurrence Ratio[8]	66.0%	65.5%	0.5 p.p.	67.0%	64.3%	2.8 p.p.
BIS ratio[9]	17.5%	19.2%	-1.7 p.p.	17.5%	18.8%	-1.3 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.3%	3.7%	-0.4 p.p.	3.3%	3.7%	-0.4 p.p.
Delinquency (over 60 days)	4.1%	4.6%	-0.5 p.p.	4.1%	4.4%	-0.4 p.p.
Coverage ratio (over 90 days)	180.0%	179.4%	0.5 p.p.	180.0%	170.2%	9.8 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	164,111	144,942	13.2%	164,111	161,484	1.6%
Numbers of credit and debit cards (thousand)	56,355	53,221	5.9%	56,355	55,743	1.1%
Branches	2,252	2,313	(61)	2,252	2,243	9
PABs (mini branches)	1,160	1,253	(93)	1,160	1,184	(24)
Own ATMs	14,856	16,958	(2,102)	14,856	15,179	(323)
ATMs - (Banco 24H)	18,203	15,605	2,598	18,203	17,774	429
Total Customers (thousand)	31,093	29,512	1,581	31,093	30,779	313
Employees	49,309	49,621	(312)	49,309	49,481	(172)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 28 and 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 2014 was R$ 3,689 million, in 2013 was R$ 3,637 million, in 4Q14 was R$ 943 million and in 3Q14 was R$ 927 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill that in 4Q14 was R$ 6,867 million, 4Q13 R$ 9,374 million and 3Q14 was R$ 7,817 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

MACROECONOMIC ENVIRONMENT

MACROECONOMIC ENVIRONMENT

The 3Q14 GDP performance (latest figures released in December, 2014) decreased by 0.2% over to the same quarter in 2013. Investments decreased 8.5%, while household consumption showed a modest growth of 0.1% in the same period. On the supply side, the services sector presented an increase of 0.5%. The industrial GDP, for the second time, decreased by 1.5% in the period and agriculture presented an increase of 0.3% in the same period.

Consumer prices (IPCA) increased by 6.4% in the 12 months through December/14, slightly below of the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure. At the meeting held on January 21st, 2015, the Central Bank decided to raise the Selic rate by 50 bps to 12.25% pa. The increase of the interest rates observed in the last two years contributed to the slowdown of the pace growth of outstanding credit. In the 12-month comparison ending in December 2014, the outstanding credit grew 11.3%, after posting a growth of 11.7% in November/14. The mortgage lending, which is growing around 30.0% in twelve months, is outgrowing all other credit lines.

Exports decreased strongly by 7.0% in the 12 months through December/14, reaching US$ 225.1 billion and imports also decreased 4.4%, reaching US$ 229.0 billion. As a consequence, the trade deficit posted US$ 3.9 billion in the same period. The current account deficit amounted to US$ 90.9 billion in the 12 months ending in December 2014, while foreign direct investments (FDI) totaled US$ 62.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached 0.2% of GDP in the 12 months through November/14. In the same period, nominal deficit reached 5.8% of GDP. The net public sector debt closed November at 36.2% of GDP. Gross public debt reached 63% of GDP in the same period.

ECONOMIC AND FINANCIAL INDICATORS	4Q14	4Q13	3Q14

Country risk (EMBI)	243	228	215
Exchange rate (R$/ US$ end of period)	2.656	2.343	2.451
IPCA (in 12 months)	6.41%	5.91%	6.75%
Target Selic (Annual Rate)	11.75%	10.00%	11.00%
CDI¹	2.73%	2.31%	2.64%
Ibovespa Index (closing)	50,007	51,507	54,116
1. Quarterly effective rate.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities, which seeks to expand its businesses through:

▪         Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

▪        Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management over the credit cycle;

▪        Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

▪        Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, our operations are segmented into individuals, consumer financing, SMEs and corporate. We have a robust structure which enables greater performance in the consumer financing and corporate segments. Our focus is aimed, therefore, at strengthening the individual and SME segments. We made important advances in 2014, among which the highlights were:

▪        The reformulation of the channels creating the "multi-channel" concept, whose proposal is to improve customer experience with simpler and more accessible processes. In this regard, we highlight the launch of the updated versions of "My Account" App, the new Internet Banking and the special ATM for withdrawals in dollars;

▪        The acquisition of 50% of SuperBank, a digital platform that offers the sale of financial products and services to the individual segment, with a more efficient structure, through prepaid cards;

▪        The launch of Santander Conta Conecta, a current account intended for the individual and SME segments, which offers a device that allows one to receive payments with cards in smartphones and tablets.

▪        The strengthening of the acquiring business, with the closing of the acquisition of GetNet. Banco Santander (Brasil) S. A. participates indirectly with 88.5%.

▪        The launch of Pague Direto, which offers a solution tailored to the SME segment and allows businesses to pay their orders with Santander’s POS in a more practical, quicker and safer manner.

▪        The partnership with Banco Bonsucesso S.A. to leverage payroll activities, to expand the offer of products and to improve distribution and sales capacity.

▪         At the end of 2014, we launched “Modelo Comercial CERTO”, a new commercial model which consists on offering more simplicity and commercial dedication to customers. The model counts with a unique commercial management platform, with tools that are more integrated and aligned with a "customer vision", thus capable of improving businesses, efficiency and customer focus.

In the context of sustainability, Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social-Environmental Businesses. In 2014, the bank achieved important recognitions as its pioneer program Reduza e Compense CO2, which was recognized by the BeyondBanking Award, which responsible is the Inter-American Development Bank (IDB) and the Ethical Awards, by Ethical Corporation. Moreover, in Microcredit Activities, Santander Brasil is a leader among private Banks. In addition, with Santander Universities and Social Investment, Santander contributes to the improvement of high quality education in Brazil. Santander Brasil is also a pioneer in direct investment in renewable energy and the only Brazilian bank with direct investment in wind energy.

Another important aspect of Santander Brasil’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of December 2014, Loan to Deposit amounted to 97.5%, Coverage ratio reached 180.0%. The BIS ratio of Santander Brasil was 17.5%, maintaining the position of the most capitalized retail bank in Brazil

RECENT EVENTS

RECENT EVENTS

VOLUNTARY PUBLIC TENDER OFFER

On October, 2nd, 2014 Santander Brasil´s Board of Directors issued an opinion regarding the Offer and Santander Brasil filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Santander Spain and Santander Brasil disclosed to the market the adjustment of exchange ratio of the Voluntary Public Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the remuneration declared by Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31st, 2014, Santander Brasil together with its controlling shareholder, Banco Santander, SA has published a Material Fact regarding the result of the Voluntary Public Tender Offer in Brazil and in United States of America, held on October 30, 2014. The Santander Spain acquired 1,640,644 Shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brasil, thereby, the participation of Grupo Santander in Santander Brasil increased to 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, immediately after the conclusion of the operation, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the US. From this data on, the shares of Santander Brasil ceased to be list on Level 2 of BM&FBOVESPA and began trading in the Traditional segment. Furthermore, since the proportion of adhesion did not exceed 2/3 of the existing free float, the Voluntary Public Tender Offer was closed, therefore, no subsequent offering period was provided.

INVESTMENT AGREEMENT BETWEEN SANTANDER AND BANCO BONSUCESSO S.A. (BANCO BONSUCESSO)

The association was approved by the Administrative Economic Defense Council (CADE) on September 2nd, 2014, and is still subject to Central Bank of Brazil and Central Bank of Spain approvals.

INVESTMENT IN THE COMPANY SUPER PAGAMENTOS E ADMINISTRAÇÃO DE MEIOS ELETRÔNICOS LTDA. (“SUPER”)

On 3rd October 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the subscription and payment of new shares issued by the company, representing 50% of its total and voting capital. The transaction is subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (which was approved in December 2nd, 2014). Santander Brasil will control such company.

BUYBACK PROGRAM

On November 3rd, 2014, the Company’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Company. The buyback program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, which corresponded, on October 31st, 2014, to approximately 1.16% of the Company’s share capital. The term of the buyback program is 365 days counted from the approval date.

NEW SHAREHOLDERS’ AGREEMENT OF TECBAN

The Shareholders’ Agreement became effective on November 14, 2014. The Notice to the Market related to the new agreement was released on July 18, 2014.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 5,850 million in 2014, 1.8% up in 12 months and 3.9% in the quarter.

Total revenues reached R$ 38,707 million in 2014, a reduction of 4.4% in twelve months (or R$ 1,795 million) and increased 2.2% in the quarter. The allowance for loan losses amounted to R$ 9,392 million, down 19.9% in twelve months (or R$ 2,329 million) and 13.7% in three months. The evolution of the allowance for loan losses in the year more than offset the reduction in the total revenues in the period. Therefore, revenues net of allowance for loan losses presented a growth of 1.9% in 12 months and 7.6% in the quarter.

General expenses totaled R$ 16,749 million in 2014, up 2.8% (or R$ 452 million) in 12 months, lagging inflation evolution in the period, and 3.2% in the quarter. The efficiency ratio stood at 50.8% in 2014, an increase of 3.2 p.p. in 12 months and 2.9 p.p. in the quarter.

The total credit portfolio came to R$245,514 million in December 2014, up 7.9% up in 12 months and 4.7% in the quarter. Excluding the exchange rate variation, the total credit portfolio would have grown by 6.2% in 12 months and 3.6% in the quarter.

The expanded credit portfolio totaled R$310,593 million in December 2014, up 11.0% in 12 months and 6.0% in the quarter.

Loans to individuals closed December 2014 at R$78,292 million, up 4.0% (or R$3,038 million) in 12 months and 2.1% in the quarter. The annual and quarterly upturn was mainly fueled by mortgage loans and credit cards.

The consumer finance portfolio, totaled R$36,756 million in December 2014, down 2.9% (or R$1,093 million) in 12 months and up 0.6% in the quarter.

The SME portfolio closed December 2014 at R$31,767 million, down 5.8% (or R$1,945 million) in 12 months and up 2.4% in the quarter.

The Large Corporates portfolio came to R$98,699 million, up 22.4% (or R$18,031 million) in 12 months and 9.3% in the quarter. Excluding the exchange rate variation, this credit portfolio would have grown by 17.8% in 12 months and 6.7% in the quarter.

Total funding from clients reached R$ 251,714 million in December 2014, up 13.4% in twelve months and 3.5% in the quarter. Total funding plus assets under management came to R$ 451,648 million in December 2014, 16.3% higher than December 2013 and 3.6% up in the quarter.

Total equity, excluding R$ 6,867 million related to goodwill came to R$50,453 million in December 2014. Return on average equity (ROAE), adjusted for goodwill reached 11.5% in 2014, up 0.5 p.p. in 12 months and in the quarter. The BIS ratio stood at 17.5% in December 2014, down 1.7 p.p. in 12 months and 1.3 p.p. in the quarter. The coverage ratio (over 90 days) closed December 2014 at 180.0%.

1. Accounting net profit + 100% reversal of goodwill amortization expenses.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	2014	2013	Var.	4Q14	3Q14	Var.
			2014x2013			4Q14x3Q14

NET INTEREST INCOME	27,649	29,827	-7.3%	6,983	6,980	0.0%
Allowance for Loan Losses	(9,392)	(11,720)	-19.9%	(2,128)	(2,466)	-13.7%
NET INTEREST INCOME AFTER LOAN LOSSES	18,258	18,107	0.8%	4,854	4,514	7.5%
Fee and commission income	11,058	10,674	3.6%	2,977	2,765	7.7%
General Expenses	(16,749)	(16,297)	2.8%	(4,440)	(4,303)	3.2%
Personnel Expenses + Profit Sharing	(7,387)	(7,241)	2.0%	(1,976)	(1,863)	6.1%
Administrative Expenses[2]	(9,362)	(9,055)	3.4%	(2,464)	(2,439)	1.0%
Tax Expenses	(3,139)	(3,124)	0.5%	(822)	(768)	7.1%
Investments in Affiliates and Subsidiaries	3	20	-87.3%	2	0	n.a.
Other Operating Income/Expenses	(2,580)	(3,109)	-17.0%	(850)	(481)	76.6%
OPERATING INCOME	6,850	6,272	9.2%	1,721	1,728	-0.4%
Non Operating Income	141	238	-40.8%	28	67	-58.7%
NET PROFIT BEFORE TAX	6,991	6,510	7.4%	1,749	1,795	-2.6%
Income Tax and Social Contribution	(943)	(518)	82.1%	(162)	(282)	-42.5%
Minority Interest	(199)	(248)	-19.8%	(66)	(50)	32.6%
NET PROFIT	5,850	5,744	1.8%	1,521	1,464	3.9%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 28 and 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$27,649 million in 2014, down 7.3% YoY and flat in the quarter.

Revenues from loan operations fell by 5.6% (or R$1,250 million) in 12 months and 1.2% in the quarter. In the same periods, the average volume of the loan portfolio grew by 4.8% and 5.2%, respectively. The 12-month and quarterly revenue decline reflects the reduction in the average loan portfolio spread, in turn mainly due to the change in the mix of products/segments.

It worth noting that the impact of the reduction in revenues from loan operations, in the quarter and in twelve months, was more than offset by the reduction in allowance for loan losses, enhancing the evolution of credit margin net of allowance for loan losses, which presented a growth of 10% in both periods.

Revenues from deposits increased 19.5% in twelve months and 1.0% in the quarter. This increase is explained by, partially, the increase in the interest rate (Selic) in both period of comparison.

The “Others” line, which includes the result of the structural interest rate gap, revenue from clients in treasury activities and others, fell by 17.8% (or R$1,142  million) in 12 months, due to, mainly, the Capital Optimization Plan, which caused an impact of approximately R$804 million in 2014. If we exclude this effect, the gross financial margin would have fallen by 4.6% in 12 months. In the quarter, the “Others” line was up 4.3%.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	2014	2013	Var.	4Q14	3Q14	Var.
(R$ Million)			2014x2013			4Q14x3Q14

Net Interest Income	27,649	29,827	-7.3%	6,983	6,980	0.0%
Loans	21,075	22,325	-5.6%	5,110	5,174	-1.2%
Average volume	226,284	215,926	4.8%	236,604	224,850	5.2%
Spread (Annualized)	9.3%	10.3%	-1.03 p.p.	8.6%	9.1%	-0.56 p.p.
Deposits	1,315	1,101	19.5%	351	347	1.0%
Average volume	129,841	123,116	5.5%	134,629	130,693	3.0%
Spread (Annualized)	1.0%	0.9%	0.12 p.p.	1.0%	1.1%	-0.02 p.p.
Others¹	5,259	6,402	-17.8%	1,522	1,459	4.3%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 11,058 million in 2014, up 3.6% (or R$ 384 million) in 12 months and 7.7% in the quarter, primarily due to the insurance fees, cards fees and commissions from lending operations. In the year, it is worth noting that the increase in commissions was impacted by events related to insurance fees and the sale of Santander Brasil Asset Management, which are mentioned below. Excluding these effects, fees and commission would have grown by 7.6% in 12 months.

Insurance fees totaled R$ 1,800 million in 2014, a reduction of 1.1% (or R$19 million) in 12 months and an increase of 33.2% in the quarter. The 12-month variation was mainly impacted by the seasonal effect of policies renewal, which were concentrated early in the year and, as of 2013, are now recognized in December, as mentioned in our 4Q13 Earnings Results. Excluding this effect, insurance fees would have grown by 7.8% in 12 months.  The quarterly variation was positively impacted by the concentration of policies renewal in December.

Credit card commissions amounted to R$3,342 million in 2014, up 5.0% (or R$160 million) in twelve months and 4.8% in the quarter.

Commissions from lending operations came to R$1,255 million in 2014, growth of 6.1% (or R$72 million) in 12 months and 9.6% in the quarter.Also, the reduction in asset management fees of 13.9% in 12 months reflected the sale of Santander Brasil Asset Management. Excluding this event, this line would have increased by 9.5% in the year. In the quarter, asset management fees grew by 0.7%.

FEE AND COMMISSION INCOME	2014	2013	Var.	4Q14	3Q14	Var.
(R$ Million)			2014x2013			4Q14x3Q14

Cards	3,342	3,182	5.0%	867	827	4.8%
Insurance fees	1,800	1,819	-1.1%	543	407	33.2%
Current Account Services	1,839	1,803	2.0%	462	465	-0.6%
Asset Management	1,008	1,172	-13.9%	266	265	0.7%
Lending Operations	1,255	1,182	6.1%	350	319	9.6%
Collection Services	924	810	14.0%	248	227	9.3%
Securities Brokerage, Custody and Placement Services	501	448	11.8%	103	142	-27.3%
Others	390	259	50.7%	138	113	21.8%
Total	11,058	10,674	3.6%	2,977	2,765	7.7%
Normalized Total¹	11,058	10,273	7.6%

1. In 2013, excludes the seasonal effect of insurance fees and the impact of the sale of the asset management activities.

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 14,853 million in 2014, up 2.0% (or R$ 288 million) in 12 months and 3.8% in the quarter.

Personnel expenses, including profit sharing, came to R$ 7,387 million in 2014, up 2.0% (or R$145 million) in 12 months and 6.1% in the quarter. The quarterly increase reflects higher expenses with compensation, related charges and benefits expenses, impacted by the collective bargaining agreement.

Administrative, expenses excluding depreciation and amortization, amounted to R$ 7,466 million in 2014, up 1.9% (or R$ 142 million) in 12 months, due to higher expenses from “outsourced services and specialized services” and “data processing”. In the quarter, administrative expenses moved up by 1.6%, chiefly due to higher expenses from “advertising, promotion and publicity” and “data processing”.

Depreciation and amortization totaled R$ 1,896 million in 2014, up 9.5% (or R$ 164 million) in 12 months and down 1.1% in the quarter.

General expenses, including depreciation and amortization, grew by 2.8% (or R$ 452 million) in 12 months, an increase below the inflation in the period, and 3.2% in the quarter . The efficiency ratio stood at 53.6% in the fourth quarter of 2014 , an increase of 2.9 p.p. over the previous three months.

EXPENSES' BREAKDOWN (R$ Million)	2014	2013	Var.	4Q14	3Q14	Var.
			2014x2013			4Q14x3Q14

Outsourced and Specialized Services	2,466	2,339	5.4%	634	680	-6.8%
Advertising, promotions and publicity	458	440	4.2%	179	117	53.2%
Data processing	1,339	1,294	3.4%	350	329	6.2%
Communications	555	612	-9.3%	134	137	-2.4%
Rentals	726	742	-2.0%	181	181	0.0%
Transport and Travel	199	217	-8.2%	54	47	15.0%
Security and Surveillance	611	593	3.1%	156	149	5.1%
Maintenance	210	201	4.6%	54	56	-3.5%
Financial System Services	336	352	-4.5%	52	93	-44.3%
Water, Electricity and Gas	164	163	0.6%	43	37	16.9%
Material	88	100	-11.9%	29	21	36.1%
Others	314	272	15.3%	97	85	14.3%
Subtotal	7,466	7,324	1.9%	1,962	1,932	1.6%
Depreciation and Amortization[1]	1,896	1,732	9.5%	502	508	-1.1%
ADMINISTRATIVE EXPENSES	9,362	9,055	3.4%	2,464	2,439	1.0%

Compensation²	4,703	4,579	2.7%	1,218	1,193	2.1%
Charges	1,341	1,342	-0.1%	376	331	13.9%
Benefits	1,210	1,161	4.2%	323	309	4.6%
Training	105	139	-25.0%	50	23	113.6%
Others	29	19	48.2%	8	8	9.3%
PERSONNEL EXPENSES	7,387	7,241	2.0%	1,976	1,863	6.1%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	14,853	14,565	2.0%	3,938	3,795	3.8%
					-
TOTAL GENERAL EXPENSES	16,749	16,297	2.8%	4,440	4,303	3.2%

1. Excludes the expenses of goodwill amortization, which in 4Q14 was R$ 943 million, 4Q13 was 909 million and in 3Q14 was R$ 927 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

 The allowance for loan losses totaled R$9,392 million in 2014, down 19.9% in 12 months and 13.7% in the quarter.

ALLOWANCE FOR LOAN LOSSES	2014	2013	Var.	4Q14	3Q14	Var.
(R$ Million)			2014x2013			4Q14x3Q14

Gross allowance for loan losses	(11,909)	(14,227)	-16.3%	(2,795)	(3,070)	-8.9%
Income from recovery of written off loans	2,517	2,507	0.4%	667	604	10.4%
Total	(9,392)	(11,720)	-19.9%	(2,128)	(2,466)	-13.7%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ 2,580 million in 2014, down 17.0% (or R$ 528 million) in 12 months and up 76.6% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	2014	2013	Var.	4Q14	3Q14	Var.
			2014x2013			4Q14x3Q14

Other operating income (expenses)	(2,580)	(3,109)	-17.0%	(850)	(481)	76.6%
Expenses from cards	(1,691)	(1,534)	10.2%	(541)	(384)	41.0%
Net Income Capitalization	257	269	-4.3%	67	66	2.4%
Provisions for contingencies¹	(1,914)	(1,248)	53.4%	(544)	(538)	1.1%
Others	768	(595)	n.a.	168	376	-55.1%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 943 million in 2014, with an effective tax rate of 13.5%, up 5.5 p.p. in 12 months and down 6.4 p.p. in the quarter. The reduction in the quarter was largely due to the fact that interest on equity was declared in the fourth quarter of 2014 but not in the third quarter. It’s worth mentioning that interest on equity, which is part of the shareholders’ remuneration, is tax deductible, reducing the tax base.

SANTANDER BRASIL RESULTS

balance sheet

At the close of December 2014, total assets reached R$ 589,956 million, up 21.4% in 12 months and 14.6% in the quarter. In the same period, total equity came to R$ 57,321 million, or R$ 50,453 million excluding goodwill.

ASSETS (R$ Million)	Dec/14	Dec/13	Var.	Sep/14	Var.
			Dec14xDec13		Dec14xSep14

Current Assets and Long Term Assets	572,730	465,777	23.0%	497,162	15.2%
Cash and Cash Equivalents	5,075	5,486	-7.5%	5,050	0.5%
Interbank Investments	39,809	47,655	-16.5%	56,077	-29.0%
Money Market Investments	24,704	32,457	-23.9%	50,028	-50.6%
Interbank Deposits	4,036	2,480	62.7%	2,804	43.9%
Foreign Currency Investments	11,068	12,718	-13.0%	3,244	n.a.
Securities and Derivative Financial Instrument	132,271	78,146	69.3%	102,175	29.5%
Own Portfolio	53,217	35,923	48.1%	41,198	29.2%
Subject to Repurchase Commitments	49,171	20,962	134.6%	34,438	42.8%
Posted to Central Bank of Brazil	9,286	4,603	101.7%	9,318	-0.3%
Pledged in Guarantees	12,231	9,394	30.2%	10,654	14.8%
Others	8,366	7,264	15.2%	6,567	27.4%
Interbank Accounts	30,308	35,833	-15.4%	33,554	-9.7%
Interbranch Accounts	-	1	n.a.	2	n.a.
Lending Operations	231,021	212,508	8.7%	219,890	5.1%
Lending Operations	245,596	227,482	8.0%	234,583	4.7%
Lending Operations Related to Assignment	6	25	-73.8%	10	-37.4%
(Allowance for Loan Losses)	(14,582)	(14,999)	-2.8%	(14,704)	-0.8%
Others Receivables	131,892	84,339	56.4%	78,263	68.5%
Others Assets	2,355	1,809	30.2%	2,152	9.4%
Permanent Assets	17,226	20,088	-14.2%	17,776	-3.1%
Investments	38	137	-72.4%	44	-14.2%
Fixed Assets	6,923	6,807	1.7%	6,499	6.5%
Intangibles	10,265	13,144	-21.9%	11,233	-8.6%
Goodwill	27,428	26,245	4.5%	27,433	0.0%
Intangible Assets	7,594	7,062	7.5%	7,363	3.1%
(Accumulated Amortization)	(24,757)	(20,162)	22.8%	(23,564)	5.1%
Total Assets	589,956	485,866	21.4%	514,938	14.6%

Goodwill (net of the amortization)	6,867	9,374	-26.7%	7,817	-12.1%
Total Assets (excluding goodwill)	583,089	476,492	22.4%	507,122	15.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Dec/14	Dec/13	Var.	Sep/14	Var.
			Dec14xDec13		Dec14xSep14

Current Liabilities and Long Term Liabilities	531,085	421,751	25.9%	455,129	16.7%
Deposits	143,632	134,213	7.0%	135,286	6.2%
Demand Deposits	16,049	15,605	2.8%	14,084	14.0%
Savings Deposits	37,939	33,589	13.0%	36,627	3.6%
Interbank Deposits	3,776	3,920	-3.7%	3,764	0.3%
Time Deposits	85,867	81,100	5.9%	80,810	6.3%
Money Market Funding	110,353	78,462	40.6%	101,545	8.7%
Own Portfolio	87,305	61,711	41.5%	76,915	13.5%
Third Parties	11,851	8,972	32.1%	12,138	-2.4%
Free Portfolio	11,197	7,779	43.9%	12,493	-10.4%
Funds from Acceptance and Issuance of Securities	74,952	69,061	8.5%	75,214	-0.3%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	61,893	49,615	24.7%	60,401	2.5%
Securities Issued Abroad	11,796	18,170	-35.1%	13,502	-12.6%
Others	1,263	1,276	-1.0%	1,310	-3.6%
Interbank Accounts	14	64	-78.3%	1,523	-99.1%
Interbranch Accounts	2,678	2,771	-3.4%	1,458	83.6%
Borrowings	24,444	17,975	36.0%	21,853	11.9%
Domestic Onlendings -Official Institutions	15,614	11,757	32.8%	14,031	11.3%
Foreign Onlendings	-	19	n.a.	-	n.a.
Derivative Financial Instruments	8,813	5,865	50.2%	5,525	59.5%
Other Payables	150,587	101,563	48.3%	98,694	52.6%
Deferred Income	409	308	32.7%	341	19.9%
Minority Interest	1,141	987	15.6%	1,155	-1.2%
Equity	57,321	62,819	-8.8%	58,313	-1.7%
Total Liabilities	589,956	485,866	21.4%	514,938	14.6%

Equity (excluding goodwill)	50,453	53,446	-5.6%	50,496	-0.1%

 SECURITIES

Securities totaled R$ 132,271 million in December 2014, up 69.3% in 12 months and 29.5% in the quarter.

SECURITIES (R$ Million)	Dec/14	Dec/13	Var.	Sep/14	Var.
			Dec14xDec13		Dec14xSep14

Public securities	105,432	51,743	103.8%	76,762	37.3%
Private securities, funds quotas / others	18,476	19,142	-3.5%	18,848	-2.0%
Financial instruments	8,363	7,261	15.2%	6,564	27.4%
Total	132,271	78,146	69.3%	102,175	29.5%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The total credit portfolio totaled R$245,514 million at the close of December 2014, up 7.9% in 12 months and 4.7% in the quarter. In both comparisons (12 months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar. Excluding the effect of the exchange rate variation, the total credit portfolio would have grown by 6.2% in 12 months and 3.6% in the quarter.

Also, the foreign currency credit portfolio, including dollar-indexed loans, totaled R$32.8 billion in December 2014, up 21.5% on the R$27.0 billion recorded in December 2013 and 11.6% more than in September 2014.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended December 2014 at R$310,593 million, up 11.0% in 12 months and 6.0% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Dec/14	Dec/13	Var.	Sep/14	Var.
BY SEGMENT (R$ Million)			Dec14xDec13		Dec14xSep14

Individuals	78,292	75,254	4.0%	76,683	2.1%
Consumer Finance	36,756	37,849	-2.9%	36,530	0.6%
SMEs	31,767	33,712	-5.8%	31,024	2.4%
Corporate	98,699	80,667	22.4%	90,279	9.3%
Total portfolio	245,514	227,482	7.9%	234,516	4.7%
Other credit related transactions¹	65,079	52,346	24.3%	58,622	11.0%
Total expanded credit portfolio	310,593	279,828	11.0%	293,138	6.0%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed December 2014 at R$78,292 million, up 4.0% (or R$3,038 million) in 12 months and 2.1% in the quarter. The annual and quarterly evolution is explained by the performance of mortgage loans and credit cards.

The credit card portfolio totaled R$18,341 million, up 6.5% (or R$1,120 million) in 12 months and 8.8% in the quarter. The financed portfolio accounts for 28% of this total amount.

The balance of mortgages ended December 2014 at R$21,318 million, up 35.8% (or R$5,616 million) in 12 months and 9.6% in the quarter.

Payroll loans totaled R$11,342 million, down 15.7% (or R$2,109 million) in 12 months and 4.5% in the quarter. It is worth noting that the reduced growth pace of this portfolio was caused by adjustments to the product’s processes and strategy. Thus, if we exclude this product from the individuals’ credit portfolio, the latter would have grown by 8.3% in the year and 3.3% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed December 2014 at R$36,756 million, down 2.9% (or R$1,093 million) in 12 months and up 0.6% in the quarter. Of this total, R$30,323 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$33,552 million in December 2014, a reduction of 0.5% in 12 months and up 0.6% in the quarter.

CORPORATE AND SMEs

Corporate and SME loans closed December 2014 at R$130,465 million, up 14.1% (or R$16,087 million) in 12 months and 7.6% in the quarter.

The Corporate loan portfolio came to R$98,699 million, up 22.4% (or R$18,031 million) in 12 months and 9.3% in the quarter, positively impacted in the three- and 12-month period by the exchange rate variation. Excluding this impact, growth would have come to 17.8% in 12 months and 6.7% in the quarter.

Loans to SMEs totaled R$31,767 million in December 2014, down 5.8% (or R$1,945 million) in 12 months. In the quarter, SMEs presented a growth of 2.4%.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Dec/14	Dec/13	Var.	Sep/14	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Dec14xDec13		Dec14xSep14

Individuals
Leasing / Auto Loans¹	3,229	3,193	1.1%	3,206	0.7%
Credit Card	18,341	17,221	6.5%	16,854	8.8%
Payroll Loans²	11,342	13,451	-15.7%	11,874	-4.5%
Mortgages	21,318	15,702	35.8%	19,457	9.6%
Agricultural Loans	3,383	2,740	23.5%	3,379	0.1%
Personal Loans / Others	20,679	22,948	-9.9%	21,913	-5.6%
Total Individuals	78,292	75,254	4.0%	76,683	2.1%

Consumer Finance	36,756	37,849	-2.9%	36,530	0.6%

Corporate and SMEs
Leasing / Auto Loans	3,137	3,337	-6.0%	3,116	0.7%
Real Estate	10,283	9,497	8.3%	10,237	0.5%
Trade Finance	20,455	17,102	19.6%	18,681	9.5%
On-lending	12,125	9,963	21.7%	11,477	5.6%
Agricultural Loans	2,780	2,290	21.4%	2,458	13.1%
Working capital / Others	81,685	72,190	13.2%	75,335	8.4%
Total Corporate and SMEs	130,465	114,379	14.1%	121,303	7.6%

Total Credit	245,514	227,482	7.9%	234,516	4.7%
Other Credit Risk Transactions with clients³	65,079	52,346	24.3%	58,622	11.0%

Total Expanded Credit Portfolio	310,593	279,828	11.0%	293,138	6.0%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33,552 MM in Dec/14, R$ 33,732 MM in Dec/13 and R$ 33,363 MM in Sep/14.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$14,582 million in December 2014, down 2.8% in 12 months and 0.8% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the close of December 2014, it stood at 180.0%, up 0.5 p.p. in 12 months and 9.8 p.p. in the quarter.

SANTANDER BRASIL RESULTS

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$13,918 million in December 2014, slightly down 0.7% in 12 months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, this portfolio fell by 3.3%.

In December 2014, 50.7% of the portfolio was provisioned, versus 48.1% in September 2014 and 50.3% in December 2013. These levels are considered adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Dec/14	Dec/13	Var.	Sep/14	Var.
(R$ Million)			Dec14xDec13		Dec14xSep14

Renegotiated Portfolio	13,918	14,015	-0.7%	14,391	-3.3%
Allowance for loan losses over renegotiated portfolio	(7,051)	(7,050)	0.0%	(6,926)	1.8%
Coverage %	50.7%	50.3%	0.4 pp	48.1%	2.5 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-days delinquency ratio reached 3.3% of the total credit portfolio, down 0.4 p.p. in 12 months and in the quarter. The delinquency ratio of the individual segment stood at 4.8%, down 0.3 p.p. in 12 months and 0.4 p.p. in three months. Delinquency in the corporate segment reached 2.1%, down 0.3 p.p. in 12 months and in the quarter.

DELINQUENCY RATIO (15-90 DAYS)

The 15-90 days delinquency ratio came to 4.1% in December 2014, down 0.6 p.p. in 12 months and 0.2 p.p. in three months. The individual delinquency ratio came to 6.4%, down 0.3 p.p. in 12 months and in the quarter. The corporate ratio fell by 0.7 p.p. in 12 months and remained flat in the quarter at 2.2%.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed December 2014 at R$ 251,714 million, up 13.4% (or R$ 29,647 million) in 12 months and 3.5% in the quarter. In the annual evolution, the highlights were debentures, real estate credit notes (LCI), agribusiness credit notes (LCA), treasury notes and time deposits. The increase in the quarter was due to higher time deposits, demand deposits and saving deposits.

FUNDING (R$ Million)	Dec/14	Dec/13	Var.	Sep/14	Var.
			Dec14xDec13		Dec14xSep14

Demand deposits	16,049	15,605	2.8%	14,084	14.0%
Saving deposits	37,939	33,589	13.0%	36,627	3.6%
Time deposits	85,867	81,100	5.9%	80,810	6.3%
Debenture/LCI/LCA¹	74,276	60,920	21.9%	74,864	-0.8%
Treasury Notes (Letras Financeiras)²	37,583	30,854	21.8%	36,796	2.1%
Funding from clients	251,714	222,067	13.4%	243,181	3.5%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 97.5% in December 2014, down 4.9 p.p. in 12 months and an increase of 1.1 p.p. in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 85.4% in December 2014, down 8.1 p.p. in 12 months.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Dec/14	Dec/13	Var.	Sep/14	Var.
			Dec14xDec13		Dec14xSep14

Funding from clients (A)	251,714	222,067	13.4%	243,181	3.5%
(-) Reserve Requirements	(30,101)	(35,619)	-15.5%	(31,536)	-4.5%
Funding Net of Reserve Requirements	221,613	186,448	18.9%	211,645	4.7%
Borrowing and Onlendings	15,737	11,838	32.9%	14,162	11.1%
Subordinated Debts	14,071	8,906	58.0%	13,477	4.4%
Offshore Funding	36,116	36,083	0.1%	35,224	2.5%
Total Funding (B)	287,537	243,275	18.2%	274,508	4.7%
Assets under management¹	164,111	144,942	13.2%	161,484	1.6%
Total Funding and Asset under management	451,648	388,218	16.3%	435,992	3.6%
Total Credit (C)	245,514	227,482	7.9%	234,516	4.7%
C / B (%)	85.4%	93.5%		85.4%

C / A (%)	97.5%	102.4%		96.4%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 17.5% in December 2014, a reduction of 1.7 p.p. in twelve months and of 1.3 p.p. in the quarter.

The annual evolution of BIS and its components was impacted by the implementation of Basel III rules, the rules of Circular 3.714, the loan portfolio growth and the Capital Optimization Plan, which occurred in the first quarter of 2014.

In the quarter, the evolution was impacted, mainly, by the increase of Credit Risk, which was affected by the loan portfolio growth and higher operations with derivatives and bonds. Furthermore, a smaller portion of this variation is explained by the evolution of Regulatory Capital, which decreased 0.8% due to the impact of equity adjustments in the period. This latter resulted from the increase in actuarial provisions.

OWN RESOURCES AND BIS (R$ Million)	Dec/14	Dec/13	Var.	Sep/14	Var.
			Dec14xDec13		Dec14xSep14

Tier I Regulatory Capital	58,592	63,595	-7.9%	59,088	-0.8%
- CET1	55,229	63,595	-13.2%	55,985	-1.4%
- Additional Tier I	3,364	-	-	3,103	8.4%
Tier II Regulatory Capital	4,971	2,701	84.0%	4,995	-0.5%
Adjusted Regulatory Capital (Tier I and II)	63,563	66,296	-4.1%	64,083	-0.8%
Required Regulatory Capital	40,010	37,936	5.5%	37,575	6.5%
Adjusted Credit Risk Capital requirement	35,528	34,200	3.9%	32,866	8.1%
Market Risk Capital requirement	2,808	2,048	37.1%	3,034	-7.5%
Operational Risk Capital requirement	1,674	1,689	-0.9%	1,674	0.0%
Basel Ratio	17.5%	19.2%	-1.7 p.p.	18.8%	-1.3 p.p.
Tier I	16.1%	18.4%	-2.3 p.p.	17.3%	-1.2 p.p.
- CET1	15.2%	18.4%	-3.3 p.p.	16.4%	-1.2 p.p.
Tier II	1.4%	0.8%	0.6 p.p.	1.5%	-0.1 p.p.

OUR SHARES

CORPORATE GOVERNANCE

On October 30, 2014, was concluded the Voluntary Public Tender Offer. Minority shareholders of Santander Brasil tendered, including local shares and ADR’s, an amount equivalent to 13.65% of the total capital. The Bank became listed in BM&FBOVESPA’s traditional trading segment. As consequence of this operation, the free-float reached 10.9% in 2014.

SIMPLIFIED OWNERSHIP STRUCTURE

Santander’s ownership structure on December 31st, 2014 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,441,102	88.9%	3,274,439	87.8%	6,715,541	88.4%
Treasury Shares	29,612	0.8%	29,612	0.8%	59,223	0.8%
Free Float	399,136	10.3%	426,940	11.4%	826,076	10.9%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,840	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil declared R$ 1,530 million in 2014, in which R$ 840 million is related to the dividends and R$ 690 million is related to the interest on capital. Payments related to the dividends and interest on capital in the first semester took place on August 28, 2014. As payments are semiannual, the next one will occur as of February 26, 2015.

PERFORMANCE

SANB11	2014	2013	Var. 2014x2013	4Q14	3Q14	Var. 3Q14x2Q14

Earnings (annualized) per unit ¹ (R$)	1.55	1.52	1.8%	1.61	1.55	3.9%
Dividend + Interest on capital per unit (R$)	0.41	0.64	-36.3%	0.18	0.06	n.a.
Closing price (R$)²	13.5	14.0	-3.7%	13.5	15.8	-14.8%
Book Value per unit (R$)[3]	13.4	14.2	-5.6%	13.4	13.4	-0.1%
Market Capitalization (R$ bi)[4]	50.8	52.7	-3.7%	50.8	59.6	-14.8%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

RATINGS

RATINGS AGENCIES

  Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

RISK MANAGEMENT AND CORPORATE GOVERNANCE

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the prudent standards of management, while respecting local legal and regulatory environment. Its main responsibilities are:

•        To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards,

•       To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail),

•        To authorize the use of local management tools and risk models and being informed about the result of its internal validation,

•        To evaluate and keep the efforts to comply all observations and recommendations periodically made by auditors and banking authorities.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of centers that are responsible for the management of credit risk, market risk and non-financial risks.

The management structure is composed of directors who act from the portfolio management point of view by segment.

A specific department has the mission of consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br

Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

•        Functional independence;

•        Executive capacity sustained by knowledge and customer proximity;

•        Global scope (different types of risk);

RISK MANAGEMENT ANDO CORPORATE GOVERNANCE

•         Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

•         Management and optimization of the risk / return; and

•         Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

operational risk management, Internal controls –SARBANES-OXley ACT

The Superintendent of Non-Financial Risks of Banco Santander are subordinate to Vice President of Risk with structures, procedures, methodologies, tools and specific internal models, which enables an appropriate managerial model that aims the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the prevention of operational and technological risks which strengthens the internal control system, also complies with the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the standards set by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

INTERNAL AUDIT

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the six months of 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

RISK MANAGEMENT AND CORPORATE GOVERNANCE

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

CORPORATE GOVERNANCE

On October 2nd, the Board of Directors of the Company decided to issue an opinion in favor of the acceptance of the Exchange Offer and the consequent exit of the Company from the special listing segment of securities trading on the BM&FBOVESPA, known as Corporate Governance Level 2 Segment, as approved by the shareholders of the Company in the extraordinary shareholders’ meeting held on June 9, 2014.

On October 28, the Board of Directors of the Company approved the election of Mr. José de Paiva Ferreira as member of the Risk Committee.

On November 3rd, the Board of Directors of the Company approved the new Buyback Program of (“Units”) or of the American Depositary Receipts (“ADRs”), each representing, 1 common share and 1 preferred share of the Company, or the ADRs by the Company or by the Company´s branch in Cayman, to be held in treasury or subsequently sold.

On November 26, the Board of Directors of the Company approved: (i) the Social and Environmental Liability Policy and its respective action plan, as well as approved the indication of Mr. Carlos Alberto Seiji Nomoto, as responsible Officer; (ii) the indication of the Company’s ombudswoman, Ms. Maria Lúcia Ettore do Valle for a term of office valid up to December 21st, 2015; (iii) the proposal for amendment of the Internal Policy of the Risks Committee; (iv) the calendar of meetings of the Board of Directors for year 2015; and (v) the Long Term Incentive Plan for year 2014.

On December 17, the Board of Directors of the Company approved the amendment to the Disclosure of Material Act and Fact Policy. Thus, the disclosure of the Company’s material act or fact shall be released on Valor Econômico news’ website (Chanel Valor RI http://www.valor.com.br/valor-ri/fatos-relevantes).

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Dec/14	Sep/14	Jun/14	Mar/14	Dec/13

Current Assets and Long Term Assets	572,730	497,162	476,749	475,805	465,777
Cash and Cash Equivalents	5,075	5,050	5,005	5,204	5,486
Interbank Investments	39,809	56,077	32,502	31,255	47,655
Money Market Investments	24,704	50,028	21,115	18,915	32,457
Interbank Deposits	4,036	2,804	2,739	2,537	2,480
Foreign Currency Investments	11,068	3,244	8,648	9,803	12,718
Securities and Derivative Financial Instrument	132,271	102,175	103,862	96,242	78,146
Own Portfolio	53,217	41,198	37,552	29,283	35,923
Subject to Repurchase Commitments	49,171	34,438	42,383	43,987	20,962
Posted to Central Bank of Brazil	9,286	9,318	8,159	6,558	4,603
Pledged in Guarantees	12,231	10,654	9,864	10,435	9,394
Others	8,366	6,567	5,905	5,978	7,264
Interbank Accounts	30,308	33,554	45,328	42,712	35,833
Restricted Deposits:	30,270	31,705	42,641	40,218	35,787
-Central Bank of Brazil	30,101	31,536	42,473	40,048	35,619
-National Housing System	169	169	169	169	168
Others	38	1,849	2,686	2,494	46
Interbranch Accounts	-	2	-	0	1
Lending Operations	231,021	219,890	211,722	208,981	212,508
Lending Operations	245,596	234,583	226,363	224,012	227,482
Lending Operations Related to Assignment	6	10	15	20	25
(Allowance for Loan Losses)	(14,582)	(14,704)	(14,656)	(15,050)	(14,999)
Other Receivables	131,892	78,263	76,448	89,440	84,339
Foreign Exchange Portfolio	81,041	33,007	35,592	49,018	43,522
Tax Credits	21,972	21,060	19,686	19,377	19,960
Others	28,879	24,196	21,170	21,045	20,858
Others Assets	2,355	2,152	1,883	1,970	1,809
Permanent Assets	17,226	17,776	17,451	18,807	20,088
Investments	38	44	50	51	137
Fixed Assets	6,923	6,499	6,363	6,704	6,807
Intangibles	10,265	11,233	11,038	12,052	13,144
Goodwill	27,428	27,433	26,276	26,275	26,245
Intangible Assets	7,594	7,363	7,042	6,885	7,062
(Accumulated Amortization)	(24,757)	(23,564)	(22,281)	(21,108)	(20,162)
Total Assets	589,956	514,938	494,200	494,612	485,866

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ Million)	Dec/14	Sep/14	Jun/14	Mar/14	Dec/13

Current Liabilities and Long Term Liabilities	531,085	455,129	434,865	436,052	421,751
Deposits	143,632	135,286	134,118	133,227	134,213
Demand Deposits	16,049	14,084	14,635	14,356	15,605
Savings Deposits	37,939	36,627	35,779	35,023	33,589
Interbank Deposits	3,776	3,764	4,172	3,956	3,920
Time Deposits	85,867	80,810	79,532	79,891	81,100
Money Market Funding	110,353	101,545	89,945	86,279	78,462
Own Portfolio	87,305	76,915	76,648	75,368	61,711
Third Parties	11,851	12,138	2,300	738	8,972
Free Portfolio	11,197	12,493	10,997	10,172	7,779
Funds from Acceptance and Issuance of Securities	74,952	75,214	69,739	66,125	69,061
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	61,893	60,401	55,560	51,134	49,615
Securities Issued Abroad	11,796	13,502	12,609	13,321	18,170
Others	1,263	1,310	1,570	1,670	1,276
Interbank Accounts	14	1,523	2,492	2,276	64
Interbranch Accounts	2,678	1,458	1,509	1,454	2,771
Borrowings	24,444	21,853	18,131	17,627	17,975
Domestic Onlendings -Official Institutions	15,614	14,031	12,943	12,459	11,757
National Economic and Social Development Bank (BNDES)	7,484	6,748	5,992	6,105	5,848
National Equipment Financing Authority (FINAME)	7,788	6,976	6,759	6,149	5,723
Other Institutions	342	307	191	205	185
Foreign Onlendings	-	-	9	9	19
Derivative Financial Instruments	8,813	5,525	4,472	4,543	5,865
Other Payables	150,587	98,694	101,506	112,054	101,563
Foreign Exchange Portfolio	80,297	33,264	35,090	48,548	43,434
Tax and Social Security	17,431	17,051	17,214	15,740	15,282
Subordinated Debts	7,294	7,279	8,849	8,616	8,906
Debt Instruments Eligible to Compose Capital	6,777	6,198	5,618	5,724	-
Others	38,788	34,903	34,736	33,426	33,942
Deferred Income	409	341	335	315	308
Minority Interest	1,141	1,155	997	1,040	987
Equity	57,321	58,313	58,003	57,204	62,819
Total Liabilities	589,956	514,938	494,200	494,612	485,866

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13

NET INTEREST INCOME	6,983	6,980	6,686	7,000	7,211	7,521	7,438	7,658
Allowance for Loan Losses	(2,128)	(2,466)	(2,451)	(2,346)	(2,449)	(2,698)	(3,202)	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,854	4,514	4,235	4,654	4,762	4,822	4,236	4,287
Fee and commission income	2,977	2,765	2,683	2,633	2,847	2,614	2,628	2,586
General Expenses	(4,440)	(4,303)	(4,032)	(3,974)	(4,313)	(4,101)	(3,992)	(3,891)
Personnel Expenses + Profit Sharing	(1,976)	(1,863)	(1,788)	(1,760)	(1,947)	(1,807)	(1,735)	(1,753)
Administrative Expenses²	(2,464)	(2,439)	(2,244)	(2,214)	(2,367)	(2,294)	(2,257)	(2,138)
Tax Expenses	(822)	(768)	(782)	(767)	(785)	(812)	(776)	(750)
Investments in Affiliates and Subsidiaries	2	0	0	(0)	(2)	17	5	0
Other Operating Income/Expenses	(850)	(481)	(444)	(806)	(829)	(945)	(616)	(718)
OPERATING PROFIT	1,721	1,728	1,661	1,741	1,679	1,595	1,485	1,513
Non Operating Income	28	67	37	9	28	10	112	87
NET PROFIT BEFORE TAX	1,749	1,795	1,697	1,749	1,707	1,605	1,597	1,600
Income Tax and Social Contribution	(162)	(282)	(230)	(269)	(236)	(151)	(93)	(38)
Minority Interest	(66)	(50)	(30)	(53)	(62)	(48)	(94)	(43)
NET PROFIT	1,521	1,464	1,437	1,428	1,409	1,407	1,410	1,519

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 28 and 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

 Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13

Net Interest Income	(1,166)	(1,368)	380	486	(725)	(228)	(1,703)	288
Tax Expenses	107	131	(57)	(68)	57	9	174	(42)
Income Tax	1,059	1,237	(323)	(419)	668	218	1,529	(247)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments, except from amortization of goodwill, have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2014	Reclassifications					2014
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	28,499	(1,668)	2,517	-	-	-	27,649
Allowance for Loan Losses	(11,909)	-	(2,517)	-	-	-	(9,392)
NET INTEREST INCOME AFTER LOAN LOSSES	16,590	(1,668)	-	-	-	-	18,258
Fee and commission income	11,058	-	-	-	-	-	11,058
General Expenses	(19,446)	-	-	(3,689)	991	-	(16,749)
Personnel Expenses + Profit Sharing	(6,395)	-	-	-	991	-	(7,387)
Administrative Expenses	(13,051)	-	-	(3,689)	-	-	(9,362)
Tax Expenses	(3,146)	115	-	-	-	(122)	(3,139)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	3
Other Operating Income/Expenses	(2,580)	-	-	-	-	-	(2,580)
OPERATING INCOME	2,478	(1,553)	-	(3,689)	991	(122)	6,850
Non Operating Income	141	-	-	-	-	-	141
NET PROFIT BEFORE TAX	2,618	(1,553)	-	(3,689)	991	(122)	6,991
Income Tax	733	1,553	-	-	-	122	(943)
Profit Sharing	(991)	-	-	-	(991)	-	-
Minority Interest	(199)	-	-	-	-	-	(199)
NET PROFIT	2,161	-	-	(3,689)	-	-	5,850

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2013	Reclassifications					2013
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[5]	Managerial

NET INTEREST INCOME	29,749	(2,367)	2,507	-	-	(218)	29,827
Allowance for Loan Losses	(14,319)	-	(2,507)	-	-	(92)	(11,720)
NET INTEREST INCOME AFTER LOAN LOSSES	15,430	(2,367)	-	-	-	(310)	18,107
Fee and commission income	10,674	-	-	-	-	-	10,674
General Expenses	(19,084)	-	-	(3,637)	958	(108)	(16,297)
Personnel Expenses + Profit Sharing	(6,283)	-	-	-	958	-	(7,241)
Administrative Expenses	(12,801)	-	-	(3,637)	-	(108)	(9,055)
Tax Expenses	(2,988)	199	-	-	-	(63)	(3,124)
Investments in Affiliates and Subsidiaries	20	-	-	-	-	-	20
Other Operating Income/Expenses	(3,648)	-	-	-	-	(539)	(3,109)
OPERATING INCOME	405	(2,169)	-	(3,637)	958	(1,020)	6,272
Non Operating Income	1,258	-	-	-	-	1,020	238
NET PROFIT BEFORE TAX	1,662	(2,169)	-	(3,637)	958	-	6,510
Income Tax	1,651	2,169	-	-	-	-	(518)
Profit Sharing	(958)	-	-	-	(958)	-	-
Minority Interest	(248)	-	-	-	-	-	(248)
NET PROFIT	2,107	-	-	(3,637)	-	-	5,744

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	4Q14	Reclassifications					4Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	6,483	(1,166)	667	-	-	-	6,983
Allowance for Loan Losses	(2,795)	-	(667)	-	-	-	(2,128)
NET INTEREST INCOME AFTER LOAN LOSSES	3,688	(1,166)	-	-	-	-	4,854
Fee and commission income	2,977	-	-	-	-	-	2,977
General Expenses	(5,201)	-	-	(943)	182	-	(4,440)
Personnel Expenses + Profit Sharing	(1,794)	-	-	-	182	-	(1,976)
Administrative Expenses	(3,407)	-	-	(943)	-	-	(2,464)
Tax Expenses	(715)	107	-	-	-	-	(822)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	2
Other Operating Income/Expenses	(850)	-	-	-	-	-	(850)
OPERATING INCOME	(99)	(1,059)	-	(943)	182	-	1,721
Non Operating Income	28	-	-	-	-	-	28
NET PROFIT BEFORE TAX	(71)	(1,059)	-	(943)	182	-	1,749
Income Tax	897	1,059	-	-	-	-	(162)
Profit Sharing	(182)	-	-	-	(182)	-	-
Minority Interest	(66)	-	-	-	-	-	(66)
NET PROFIT	578	-	-	(943)	-	-	1,521

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	3Q14	Reclassifications					3Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	6,216	(1,368)	604	-	-	-	6,980
Allowance for Loan Losses	(3,070)	-	(604)	-	-	-	(2,466)
NET INTEREST INCOME AFTER LOAN LOSSES	3,147	(1,368)	-	-	-	-	4,514
Fee and commission income	2,765	-	-	-	-	-	2,765
General Expenses	(4,974)	-	-	(927)	256	-	(4,303)
Personnel Expenses + Profit Sharing	(1,607)	-	-	-	256	-	(1,863)
Administrative Expenses	(3,366)	-	-	(927)	-	-	(2,439)
Tax Expenses	(759)	131	-	-	-	(122)	(768)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	0
Other Operating Income/Expenses	(481)	-	-	-	-	-	(481)
OPERATING INCOME	(302)	(1,237)	-	(927)	256	(122)	1,728
Non Operating Income	67	-	-	-	-	-	67
NET PROFIT BEFORE TAX	(234)	(1,237)	-	(927)	256	(122)	1,795
Income Tax	1,077	1,237	-	-	-	122	(282)
Profit Sharing	(256)	-	-	-	(256)	-	-
Minority Interest	(50)	-	-	-	-	-	(50)
NET PROFIT	537	-	-	(927)	-	-	1,464

 1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.
2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

4. Others: Refers to the deferred tax assets registered as a result of the election made according to the Law 12,996/2014, which establishes benefits in case of payment in cash of tax and social security.

5. Others:  there were events in 4Q13, generating revenue of R$1,508 million after taxes, which was entirely offset by expenses of the same amount, with no impact on net profit. For more details see page 30 of "2013 BR GAAP – EARNINGS".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 3, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer